Exhibit 4.2

AMENDED AND RESTATED STATEMENT OF DESIGNATION OF RIGHTS, PREFERENCES
AND PRIVILEGES OF SERIES B PREFERRED STOCK OF
OCEANPAL INC. (the “Company”)
Section 1. Designation and Amount. The shares of such series shall be designated as “Series B Preferred Stock”. The Series B Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall initially be five hundred thousand, which number the Board of Directors of the Company (the “Board”) may increase or decrease (but not to less than the number of shares of Series B Preferred Stock then outstanding) from time to time.
Section 2. No Proportional Adjustment. In the event the Company shall at any time after the issuance of any share or shares of Series B Preferred Stock (i) declare any dividend on the common stock of the Company, par value $0.01 per share (the “Common Stock”), payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, there shall be no adjustment to the number of outstanding shares of Series B Preferred Stock.
Section 3. Dividends and Distributions. The Series B Preferred Stock shall not have dividend or distribution rights.
Section 4. Voting Rights. The holders of shares of Series B Preferred Stock (each a “Holder”, and collectively the “Holders”) shall have the following voting rights:
(a) Each share of Series B Preferred Stock shall entitle the Holder thereof to two thousand (2,000) votes on all matters submitted to a vote of the stockholders of the Company, provided however, that, notwithstanding any other provision of this Statement of Designation, the total number of votes one or more Holder is entitled to vote by virtue of such Series B Preferred Stock shall not exceed 34.0% in aggregate of the total number of votes eligible to be cast on such matter, and, provided further, that to the extent that the total number of votes one or more Holder is entitled to vote, (including any voting power of such Holders derived from Series B Preferred Stock, shares of Common Stock or any other voting security of the Company issued and outstanding as of the date hereof or that may be issued in the future) on any matter submitted to a vote of stockholders of the Company would exceed 49.0% of the total number of votes eligible to be cast on such matter, the total number of votes that such Holder may exercise derived from such Series B Preferred Stock shall be reduced, but to not less than nil, so that the aggregate number of votes that may be cast by such Holder on such matter submitted to a vote of stockholders shall not be greater than 49.0% in aggregate of the total number of votes eligible to be cast on such matter. To the extent there are multiple Holders, the aggregate caps set forth in this Section 4(a) shall apply to all Holders in aggregate, and each Holder shall be capped individually at a percentage of such aggregate cap amount consistent with his, her or its respective percentage ownership of the aggregate number of then-issued and outstanding shares of Series B Preferred Stock (e.g., if a Holder owns 50% of the total number of then-issued and outstanding shares, then the first proviso of this Section 4(a) would limit the total number of votes such Holder is entitled to vote by virtue of such Series B Preferred Stock to not exceed 17.0% of the total number of votes eligible to be cast on such matter); provided, that notwithstanding anything herein, the total number of votes one Holder is entitled to vote by virtue of its Series B Preferred Stock (including any voting power of such Holder derived from such Series B Preferred Stock, shares of Common Stock or any other voting security of the Company issued and outstanding as of the date hereof or that may be issued in the future) shall not exceed 9.99% in aggregate of the total number of votes eligible to be cast on such matter.
(b) For purposes of this Section 4, a Holder shall include each “beneficial owner” of such Series B Preferred Stock, as determined in accordance with Section 13d-3 of the Securities Exchange Act of 1934, as amended, together with any person or entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such beneficial owner.

(c) Except as otherwise provided herein or by law, the Holders and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.
(d) Except as required by law, Holders shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.
Section 5. Transfer Restrictions. The shares of Series B Preferred Stock shall not be transferable by any holder except to an affiliate or successor of such Holder without the prior written consent of the Company.
Section 6. Reacquired Shares. Any shares of Series B Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein and in the Articles of Incorporation of the Company, as then amended.
Section 7. Liquidation, Dissolution or Winding Up. The shares of Series B Preferred Stock shall have no liquidation rights upon any liquidation, dissolution or winding up of the Company.
Section 8. Consolidation, Merger, etc. In case where the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series B Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.
Section 9. No Redemption. The shares of Series B Preferred Stock shall not be redeemable.
Section 10. Amendment. The Articles of Incorporation of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the Holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class.
Section 11. Fractional Shares. Series B Preferred Stock may not be issued in fractional shares.
Section 12. Notices. Any notice to be delivered hereunder shall be delivered (via overnight courier, facsimile or email) to each Holder at its last address as it shall appear upon the books and records of the Company at least ten (10) calendar days prior to the applicable record or effective date thereinafter specified.
Section 13. Severability. If any provision of this Amended and Restated Statement of Designation is invalid, illegal or unenforceable, the balance of this Amended and Restated Statement of Designation shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.
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IN WITNESS WHEREOF, this Amended and Restated Statement of Designations is executed on behalf of the Company by its Director and Chief Executive Officer on this 27th day of October, 2025.

By: /s/ Robert Perri
Name: Robert Perri
Title: Chief Executive Officer